Filed by AETNA Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: AETNA Inc.
                                                  Commission File No. 001-11913


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T. McInerney letter to plan sponsors
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I'd like to share some news that is exciting for both of us. Aetna Financial
Services is going to become part of one of the largest financial services companies in the world - ING Group. That means you and your employees will benefit from broader investment opportunities, even better technology and expanded customer service capabilities.

Today, Aetna announced it has reached an agreement to sell Aetna Financial Services to ING. I will become CEO of U.S. Worksite Business for ING Americas. This will include Aetna Financial Services' health, education, government and corporate business units as well as the education (403b), corporate (401k) and worksite marketing operations (group insurance business) of ReliaStar (which is also in the process of being purchased by ING). The U.S. Worksite Business will be headquartered in Hartford.

We remain fully committed to providing valuable products and services to all the customers who rely on us every day to be the company that offers them smart solutions. In fact, as part of the ING organization, we will be even stronger and will have access to greater resources that can be put to work for you and your plan participants.

We expect the sale to be completed by the end of the year. At that point, Aetna Financial Services will become part of one of the 15 largest companies in the world (based on revenue and other key measures). We will belong to a franchise with a market capitalization of over $60 billion. On a pro-forma basis, ING's assets under management will be an estimated $467 billion after the close of the Reliastar and Aetna transactions. Most importantly, we will be part of a global financial services leader that has the vision, strategy and financial resources to be the worldwide leader in financial services. In today's consolidating financial services market, this development positions us well and offers clear advantages to you as our customers.

Some time in the past you welcomed us as your financial services partner. You have my commitment that we will continue to reinforce the benefits of your decision. If you have any questions, please feel free to call me personally or your local sales representative.

Our goal is to close the sale by year-end. We will provide updates as needed on milestones that are important to you. In the meantime, please feel free to share the attached letter with your plan participants or refer them to their local sales representatives, visit our website at aetnafinancial.com or our call center at (800) 262-3862.

Thank you for allowing us the opportunity to provide smart solutions for you and your participants.

Sincerely,

Thomas J. McInerney

Securities offered through Aetna Investment Services Inc.

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T. McInerney letter to plan participants - attach to Plan Sponsor Letter
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Dear Aetna Financial Services Customer:

Today I'd like to briefly share some information about a new development that means greater opportunity for all of us. Our parent company, Aetna Inc. recently announced it has reached a definitive agreement to sell Aetna Financial Services to ING Group. We will become part of a much larger organization with greater resources. This will not change our commitment or ability to provide valuable products and services to you and millions of other people who rely on us every day to be the company that offers smart solutions. In fact, you'll still work with your local sales representative to make decisions that are right for you.

We believe people often can achieve more through partnerships than they can on their own. We see ourselves as your partner in working toward achieving your long-term financial savings and investment goals. By providing products and services that offer you choice and flexibility, we offer you the ability to decide what makes the most sense for you given your unique needs and specific goals. ING, our new partner, is one of the 15 largest companies in the world (based on revenue and other key measures). By becoming part of this organization, Aetna Financial Services will be able to offer you even more choices and more flexibility in how you manage and work toward your life goals.

I am excited about this change because of the opportunities it represents for you and your family. All of us at Aetna Financial Services appreciate your business and we are committed to continuing our partnership with you in the years to come.

If you have any questions, please contact your local sales representative, visit our website at aetnafinancial.com or call our customer service center at
(800) 262-3862.

Sincerely,

Thomas J. McInerney


Securities offered through Aetna Investment Services Inc.


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Message from Tom McInerney: to field distribution (including producers/
intermediaries)
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Today Aetna announced it has reached a definitive agreement to sell Aetna
Financial Services and Aetna International to ING Group. Once the sale is complete, we will be part of one of the 15 largest companies in the world (based on revenue and other key measures) and part of the second largest life company in the world (based on revenues). We will have more than 90,000 colleagues in more than 60 countries. And we will belong to a franchise with a market capitalization of over $60 billion. On a pro-forma basis, ING's assets under management will be an estimated $467 billion after the close of the ReliaStar and Aetna transactions. Most importantly, we will be part of a global financial services leader that has the vision, strategy and financial resources to be the worldwide leader in financial services. We are no longer witnesses to the tremendous consolidation of the global financial services industry - we are at the leading edge of it.

This extraordinary development in our business holds both opportunity and excitement. I believe there will be more opportunities for the professionals who comprise our current distribution system. ING has been clear about the value they place on distribution channels and the value of broad product portfolios. As part of this new organization, you will benefit from the kind of resources only an organization of this size can offer. Whether it's investments in new technology, more advertising or improved customer service capabilities, we all stand to gain from this new relationship.

I am pleased to note I will take on the role of CEO of U.S. Worksite Business. This will include Aetna Financial Services' health, education, government and corporate business units as well as the education (403b) and corporate (401k) operations and the worksite marketing operations (group insurance) of ReliaStar (which ING is also in the process of purchasing). The U.S. Worksite Business will be headquartered in Hartford.

The AFS individual annuity business and Financial Network Investment Corporation will become part of the ING Americas U.S. Retail Financial Services operation headed by Bob Salipante, the COO and president of ReliaStar. John Kim will be responsible for all investment products distribution excluding the Pilgrim mutual funds and will report to Bob Salipante.

John Kim will also maintain his current role as president and CEO of Aeltus. In addition, he will assume responsibility for the ING-branded mutual funds and all institutional money management efforts of ReliaStar and ING Investment Management - Americas. In this capacity, John will report to John Turner who will assume the role of general manager and CEO of Mutual Funds.

As a global leader, ING has been making strategic acquisitions for a number of years. We attracted their attention because we are a strong company with an impressive track record. As part of the ING organization, we will be even stronger and I know with your help we'll continue to deliver the kind of service, product choice and flexibility that are so important to our customers.

Our goal is to close the sale by year-end. While the next several months represent an important transition period for our organization, we expect the transition to have minimal impact on our customers and our distribution partners and the overall change to offer new opportunities for all of us. There are many questions we can't answer at this point, but be assured we are fully committed to making decisions as quickly as possible and communicating them to everyone as soon as we can.

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Aetna will be filing a proxy statement and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, http://www.sec.gov. In addition, documents filed with the SEC by Aetna will be available free of charge by calling 1-800-237-4273. Documents filed with the SEC by ING will be available free of charge from the Investor Relations Department, Strawinskylaan 2631.1077 ZZ Amsterdam, P.O. Box 810, 1000 AV. Amsterdam, The Netherlands 31-20-541-5462.

PLEASE READ THE PROXY STATEMENT CAREFULLY BEFORE
MAKING A DECISION CONCERNING THE MERGER.

This document does not constitute a solicitation by Aetna or its board of directors of any approval or action of its shareholders.

Aetna and its board of directors will be soliciting proxies from Aetna stockholders in favor of the merger. You can obtain more information about Aetna's directors and officers and their beneficial interests in Aetna's common stock from the SEC's Web site, http://www.sec.gov, and Aetna's Web site, http://www.aetna.com. Updated information with respect to the security holdings of these individuals will be included in the final proxy statement to be filed with the SEC.

CAUTIONARY STATEMENT -- Certain information in this document concerning the transaction with ING is forward-looking, including statements regarding the amount of cash per share that Aetna's shareholders are projected to receive from the transaction, the tax-efficient nature of the transaction, and Aetna's expectation as to the closing date of the ING transaction. Certain information in this document concerning Aetna's health business is also forward-looking, including the future business prospects for Aetna's health business and Aetna's expectations as to the future impact of certain actions and plans Aetna intends to implement in its health business. Forward-looking information is based on management's estimates, assumptions and projections, and is subject to significant uncertainties, many of which are beyond Aetna's control. Important risk factors could cause the actual future results to differ materially from those currently estimated by management. Risk factors that could materially affect statements made concerning the ING transaction include, but are not limited to: the capitalization of Aetna on the closing date, including the number of shares outstanding at that time; the timely receipt of necessary shareholder, regulatory and other consents and approvals needed to complete the transaction, which could be delayed for a variety of reasons related or not related to the transaction itself; the fulfillment of all of the closing conditions specified in the transaction documents; and the results of, and credit ratings assigned to, Aetna's health business at and prior to the closing of the ING transaction. Risk factors that could materially affect statements made concerning the results of Aetna's health business include, but are not limited to: continued or further unanticipated increases in medical costs (including increased medical utilization, increased pharmacy costs, increases resulting from unfavorable changes in contracting or recontracting with providers, changes in membership mix to lower premium or higher cost products or membership adverse selection); the ability to successfully integrate the Prudential HealthCare transaction on a timely basis and in a cost-efficient manner and to achieve projected operating earnings targets for that acquisition (which also is affected by the ability to retain acquired membership and the ability to eliminate duplicative administrative functions and integrate management information systems); adverse government regulation (including legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential litigation exposure, other proposals that would increase potential litigation exposure or proposals that would mandate coverage of certain health benefits); and the outcome of litigation and regulatory matters, including numerous purported health care actions and ongoing reviews of business practices by various regulatory agencies. For further discussion of important risk factors that may materially affect management's estimates, Aetna's results and the forward-looking statements herein, please see the risk factors contained in Aetna's Securities and Exchange Commission filings, which risk factors are incorporated herein by reference. You also should read those filings, particularly Aetna's 1999 Report on Form 10-K and Report on Form 10-Q for the period ended March 31, 2000 filed with the SEC, for a discussion of Aetna's results of operations and financial condition.